SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 12, 2016

Press Release dated January 18, 2016

Press Release dated January 19, 2016

Press Release dated January 22, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: January 31, 2016

Eni: sale of a stake in Saipem, the antitrust condition precedent has been satisfied after the clearance of the European Commission

San Donato Milanese (Milan), January 12, 2016 - Reference is made to the sale by Eni SpA ("Eni") to Fondo Strategico Italiano SpA of a stake in Saipem SpA, consisting of 55,176,364 ordinary shares that correspond to 12.5% of Saipem’s share capital plus one share (the "Transaction"), which was announced on October 28, 2015. Eni announces that, as the European Commission has published its authorization for the Transaction following the positive outcome of the antitrust procedure on the control of concentrations, one of the conditions precedent to the closing of the Transaction has been satisfied.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: redemption of the euro 1,250,000,000 0.625 per cent. bonds exchangeable into Snam shares due January 18, 2016

San Donato Milanese (Milan), January 18, 2016 - Eni announces that, in accordance with the terms and conditions of the euro 1,250,000,000 0.625% bonds exchangeable into ordinary shares of Snam SpA ("Snam"), issued in January 2013 and expired today, 287,890,983 Snam ordinary shares – equal to approximately 8.22% of the share capital of Snam – have been delivered to bondholders, following the bondholders’ exercise of their exchange right in relation to Bonds corresponding to an aggregate principal amount of euro 1,246,600,000.

The remaining Bonds, corresponding to an aggregate principal amount of euro 3,400,000 for which the exchange right was not exercised, have been redeemed at maturity.

For the sake of completeness, Eni informs that, as of today, it holds 792,619 Snam ordinary shares, equal to approximately 0.02% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

San Donato Milanese (Milan), January 19, 2016 - Eni's Board of Directors today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by March 31, 2017.
The bonds will enable Eni to maintain a well-balanced financial structure in terms of short term and medium/long-term debt and average duration of the debt. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: closing of the sale of 12.5% of Saipem share capital to Fondo Strategico Italiano

The Shareholders Agreement between Eni and FSI has taken full effect

San Donato Milanese (Milan), January 22, 2016 - With reference to the sale and purchase agreement between Eni SpA ("Eni") and Fondo Strategico Italiano SpA ("FSI"), the object of which is the sale, from Eni to FSI, of a stake in Saipem SpA ("Saipem") share capital, consisting of No. 55,176,364 ordinary shares, equal to 12.5% of the share capital plus one share, as announced to the market on October 28, 2015, Eni announces the closing of the transaction has taken place following occurrence of all the conditions precedent under the agreement.
Eni has collected an EUR 463,238,681.60 consideration for the sale.
Upon the closing of the transaction, the shareholders agreement entered into on October 27, 2015 between Eni and FSI in relation to Saipem’s shares has taken effect in full. Pursuant to Article 130 of the Consob’s regulation No. 11971/99, basic information on the shareholders agreement is available at Saipem’s (www.saipem.com) and Consob’s (www.consob.it) websites.
As already announced, the transfer of the stake to FSI will be terminated in the event that the capital increase, which was approved at Saipem’s extraordinary general meeting on December 2, 2015, is not settled by May 31, 2016, and if the outstanding debt of the Saipem Group to the Eni Group is not repaid in full by June 30, 2016.
Furthermore, within the context of the transaction, Eni and FSI have entered into lock-up undertakings vis-à-vis the joint global coordinators of the offer for the capital increase, for a 180-day period from the related settlement, in line with market practice in similar transactions.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com